[BALLARD SPAHR ANDREWS & INGERSOLL, LLP LETTERHEAD]

Justin P. Klein
DIRECT DIAL: (215) 864-8606
PERSONAL FAX: (215) 864-9166
E-MAIL: KLEINJ@BALLARDSPAHR.COM

November 12, 2004

Via EDGAR, Facsimile and FedEx

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 0309
Washington, D.C. 20549

Attention:
Celeste M. Murphy
Attorney Advisor
Office of Mergers and Acquisitions

Re:
Nature's Sunshine Products, Inc.
Schedule TO filed October 27, 2004
File No. 005-32703

Dear Ms. Murphy:

        This letter responds to the Staff's comment letter dated November 4, 2004 to Justin P. Klein, Esq., of Ballard Spahr Andrews & Ingersoll, LLP, counsel to Nature's Sunshine Products, Inc. (the "Company"), regarding the above-captioned Schedule TO (the "Schedule TO"). The purpose of this response letter is to address, on behalf of the Company, the comments related to the Schedule TO. For your convenience, each of the Staff's comments with respect to the Schedule TO has been reproduced, followed by the Company's response to such comment.

General

        1.     Wherever you recommend that security holders check the box captioned "Shares Tendered at Price Determined Pursuant to the Offer" to maximize the chance that their shares will be purchased, revise to include disclosure which explains that this feature may have the effect of decreasing the offer price because such tendered shares will effectively be considered available for purchase at the minimum price within the range you have set.

        RESPONSE:    We have revised the Schedule TO in response to the Staff's comment. Please see numbered paragraphs one through seven of Amendment No. 2 to the Schedule TO, filed November 12, 2004 ("Amendment No. 2").

Section 3. Procedures for Tendering Shares Determination of Validity, page 17

        2.     Refer to your statement reserving the right to "waive any of the conditions of the offer…with respect to…any particular shareholder." In the event you waive a condition, you must waive it for all stockholders. Please revise accordingly.

        RESPONSE:    We have revised the Schedule TO in response to the Staff's comment. Please see numbered paragraph eight of Amendment No. 2.

Section 4. Withdrawal of Tenders, page 18

        3.     Rule 13e-4(f)(2)(ii) requires that security holders have a right to withdraw tendered shares after the expiration of forty business days from the commencement of the tender offer if not yet accepted for exchange. Your disclosure references a date other than the fortieth business day. Is your intention to provide these "back-end" withdrawal rights earlier than forty business days after commencement? If not, please revise accordingly.

        RESPONSE:    We have revised the Schedule TO in response to the Staff's comment. Please see numbered paragraph nine of Amendment No. 2.

Section 5. Purchase of Shares and Payment of Purchase Price, page 19

        4.     Revise your disclosure in the third and sixth paragraphs to clarify that you will pay the purchase price "promptly," not "as soon as practicable" or "as promptly as practicable," following the expiration of the offer. Refer to Rules 13e-4(f)(5) and 14e-1(c).

        RESPONSE:    We have revised the Schedule TO in response to the Staff's comment. Please see numbered paragraphs ten and eleven of Amendment No. 2.

Section 7. Conditions of the Tender Offer, page 21

        5.     The first paragraph of this section contains language suggesting that once a condition is triggered, the offeror may decide in its reasonable judgment whether it is advisable to proceed with the offer. Please note that when a condition is triggered and an offeror decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). The company may not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it. Please confirm your understanding on a supplemental basis.

        RESPONSE:    We supplementally confirm to the Staff our understanding that we may not rely on the above referenced language to tacitly waive a condition of the offer by failing to expressly assert it.

        6.     The condition contained in the third bullet on page 22 refers to an impairment of the benefits the company expects to receive from this offer. Since security holders should have a reasonable idea whether or not an offer condition is triggered, or at least should understand how this determination will be made, please revise to specify or generally describe those benefits.

        RESPONSE:    In response to the Staff's comment, we have revised the Schedule TO to remove the above reference language. Please see numbered paragraph twelve of Amendment No. 2.

Section 10. Certain Information Concerning Nature's Sunshine, page 25

        7.     In the last paragraph of this section, you attempt to incorporate by reference any future documents or reports filed from the date of this offer until it is completed. However, Schedule TO does not permit such "forward" incorporation by reference. If the information provided to shareholders in the Offer to Purchase materially changes, you are under an obligation to amend the Schedule TO to update it and to disseminate the new information to shareholders in a manner reasonably calculated to inform them about the change. Please revise the disclosure accordingly.

        RESPONSE:    In response to the Staff's comment, we have revised the Schedule TO to remove the above reference language. Please see numbered paragraph thirteen of Amendment No. 2.

Section 15. Extension of the Offer; Termination; Amendment, page 33

        8.     We note that you will use Business Wire to make public announcements. Please advise why you believe this method satisfies the requirement of Rule 13e-4(e)(3) that any material changes must be promptly disseminated in a manner reasonably designed to inform stockholders of the changes. In this regard, we note that depending on the materiality of the change in the terms of the offer, a public announcement by issuing a press release through Business Wire may not by itself satisfy your obligations under Rule 13e-4(e)(3).

        RESPONSE:    In response to the Staff's comment, we have revised the Schedule TO to remove the above reference language. Please see numbered paragraph fourteen of Amendment No. 2. We supplementally advise the Staff that any public announcement that we make under the tender offer will be made in a manner reasonably designed to reach shareholders in accordance with Rule 13e-4(e)(3).

        In addition, included as Attachment A to this letter is written statement from the Company acknowledging that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please direct any questions or comments to me at (215) 864-8606.

                      Sincerely,

                      /s/ Justin P. Klein

                      Justin P. Klein

cc:
Douglas Faggioli
Craig Huff

Attachment A

Nature's Sunshine Products, Inc.
75 East 1700 South
Provo, Utah 84606

        Nature's Sunshine Products, Inc., a Utah corporation (the "Company"), hereby acknowledges, through its Executive Vice President, Vice President of Finance and Chief Financial Officer, that:

  •
  the Company is responsible for the adequacy and accuracy of the disclosure in its Schedule TO filed October 27, 2004 (File No. 005-32703) and all exhibits and amendments thereto (the "Filing");

  •
  comments from the staff of the U.S. Securities and Exchange Commission (the "Commission") or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

  •
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        IN WITNESS WHEREOF, the Company, through the undersigned, has signed this certificate on this 12th day of November, 2004.

NATURE'S SUNSHINE PRODUCTS, INC.
By:	/s/ CRAIG D. HUFF
	Name:	Craig D. Huff
	Title:	Executive Vice President, Vice President of Finance and Chief Financial Officer